Exhibit 99.7

ECONOMIC OUTLOOK	ECONOMIC OUTLOOK FOR QUÉBEC (percentage change, unless otherwise indicate

After a 5.5% decline in real GDP in 2020, a 6.5% rebound in economic activity is expected in 2021.

– This outlook is more optimistic than that of the Québec Budget Plan - March 2021, when an increase of 4.2% was forecast for 2021.

Real GDP growth in 2021 will be stronger than that expected in Canada and the United States, Québec's main trading partners.

The evolution of the pandemic remains a risk to the economic outlook. In addition, the labour shortage in advanced economies and global imbalances, such as supply chain disruptions and rising energy prices, could exert inflationary pressures and slow growth.

		2020	2021	2022
	Real gross domestic product	-5.5	6.5	3.3
	Exports in real terms	-7.9	3.5	5.7
	Consumer price index	0.8	3.4	2.9
	Housing starts (thousands of units)	54.1	69.7	57.3
	Job creation (thousands)	-208.5	167.3	107.5
	Unemployment rate (per cent)	8.9	6.3	5.7
	Canadian financial markets (annual average in per cent, unless otherwise indicated)
	Overnight rate target	0.5	0.3	0.3
	3-month Treasury bills	0.4	0.1	0.4
	10-year Government of Canada bonds	0.7	1.3	1.7
	Canadian dollar (in U.S. cents)	74.6	79.8	79.2

QUÉBEC'S BUDGETARY SITUATION
In 2021-2022, the budgetary balance after deposits of dedicated revenues in the Generations Fund is in deficit by $6.8 billion. The financial framework includes a provision for economic risks and other support and recovery measures of $1.3 billion in 2022-2023, $1.0 billion in 2023-2024, and $500 million in 2024-2025 and 2025-2026.

Revenue amounts to $131.1 billion in 2021-2022, with growth of 6.9%. It will reach 1.8% in 2022-2023. Expenditure1  amounts to $126.7 billion in 2021-2022, with growth of 11.7%. It will reach 4.4% in 2022-2023.

FINANCIAL FRAMEWORK, 2020-2021 TO 2025-2026

(millions of dollars)

	2020-2021	2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	AAGR(1)
Own-source revenue	91 868	101 608	104 854	108 245	112 324	116 090
Federal transfers	30 716	29 464	28 517	29 898	29 415	30 170
Total revenue	122 584	131 072	133 371	138 143	141 739	146 260
% change	4.8	6.9	1.8	3.6	2.6	3.2	3.8
Portfolio expenditures	-105 664	-118 106	-123 363	-127 185	-131 172	-136 379
Debt service	-7 689	-8 565	-8 846	-8 743	-8 999	-8 985
Total expenditure	-113 353	-126 671	-132 209	-135 928	-140 171	-145 364
% change	-0.6	11.7	4.4	2.8	3.1	3.7	4.1
COVID-19 support and recovery measures	-12 995	-7 610	-978	-94	-18	-
Change in application of the accounting standard respecting transfer payments	-462	-350	-1 230	-1 265	-819	-13
Provision for economic risks and other support and recovery measures	-	-	-1 250	-1 000	-500	-500
SURPLUS (DEFICIT)	-4 226	-3 559	-2 296	-144	231	383
Deposits of dedicated revenues in the Generations Fund	-3 313	-3 288	-3 251	-3 899	-4 257	-4 400
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	-7 539	-6 847	-5 547	-4 043	-4 026	-4 017
Accounting changes(2)	-3 221	-	-	-	-	-
Use of the stabilization reserve	10 760	1 221	-	-	-	-
BUDGETARY BALANCE(3)	-	-5 626	-5 547	-4 043	-4 026	-4 017

Note: Totals may not add due to rounding.

(1) Average annual growth rate, or the geometric mean over six years, from 2020-2021 to 2025-2026.

(2) Accounting changes attributable to the effect of the change in application of the accounting standard respecting transfer payments for years prior to 2020-2021.

(3) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.

________________________________________________

[1] Expenditures are those before taking into account the support and recovery measures implemented to combat COVID-19 and before the effect of the change in application of the accounting standard respecting transfer payments.

DEBT REDUCTION

As at March 31, 2021, the gross debt stood at $210.1 billion, that is, 46.8% of GDP. As at March 31, 2022, the gross debt burden should decrease to 44.3%, which is below the 45% objective. This is a decrease of 2.5 percentage points, which can be explained by the strength of the economic recovery. The gross debt-to-GDP ratio is expected to continue to decline in the coming years to reach 42.5% as at March 31, 2026, thanks to economic growth, an improved financial situation and deposits in the Generations Fund.

- In 2021-2022 and 2022-2023, deposits in the Generations Fund will stand at $3.3 billion.

THE GOVERNMENT'S FINANCING PROGRAM, 2021-2022 TO 2025-2026

(millions of dollars)

	2021-2022	2022-2023	2023-2024	2024-2025	2025-2026
Net financial requirements	19 153	16 532	13 981	13 839	15 263
Repayments of borrowings	12 912	14 408	16 017	19 116	17 022
Use of the Generations Fund to repay borrowings	-	-	-	-	-
Use of pre-financing	-8 552	-	-	-	-
Change in cash position	-	-	-	-	-
Transactions under the credit policy(1)	1 019	-	-	-	-
TOTAL	24 532	30 940	29 998	32 955	32 285

Note: A positive entry indicates a financial requirement and a negative entry, a source of financing.

(1) Under the credit policy, which is designed to limit risk with respect to counterparties, the government disburses or receives amounts following, in particular, movements in exchange rates. These amounts have no effect on the debt.

For 2021-2022, the financing program is revised downward by $3.9 billion compared to the March 2021 budget, and stands at $24.5 billion. The upward revision of pre-financing is the main factor explaining the decrease in the financing program. This decrease is partially offset by an increase in needs related to transactions under the credit policy.

While the average for the last 10 years is 24%, the government has so far contracted 32% of its borrowings on foreign markets for the year 2021-2022:

– US$1 billion (CAD$1.25 billion);

– €2.5 billion (CAD$3.7 billion);

– CHF250 million (CAD$337 million).

To date, approximately 97% of the borrowings contracted in 2021-2022 had a maturity of 10 years or more.

As at March 31, 2021, the average maturity of the debt was approximately 11 years.

Québec made a CAD$500‑million Green Bonds issue in May 2021. Six Green Bonds issues totalling CAD$3.3 billion have been made since the program was launched in 2017.

CREDIT RATINGS
Québec's credit rating is evaluated by six credit rating agencies. In 2021, despite the severe turbulence caused by the pandemic, the six agencies that rate Québec have confirmed its credit rating and assigned it a stable outlook.

QUÉBEC GOVERNMENT'S CREDIT RATINGS
Credit rating agency	Credit rating	Outlook
Standard & Poor's (S&P)	AA-	Stable
Moody's	Aa2	Stable
Fitch Ratings	AA-	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AA+	Stable
China Chengxin International (CCXI)(1)	AAA	Stable
Note: These are Québec's credit ratings as at November 9, 2021. (1) Credit rating for bond issues on the Chinese market.